Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2026 Results & Full Year Fiscal 2026 Results

Fiscal 2026 Revenue of $4.70 Billion, up 3.6% YoY as Reported and 3.0% YoY in

Constant Currency(1)

Announces Eight-Year Strategic aOS Agreement with AT&T

Enters the Insurance Industry Through the Acquisition of EIS

Initiates Fiscal 2027 Guidance & Fiscal 2028 Expectations:

Fiscal 2027 Revenue Outlook of (17.9%)-(14.3%) YoY as

Reported, and (11%)-(7%) in Pro Forma(2) Constant Currency(1)

Provides Fiscal 2028 Expectations for Mid-Single Digit Revenue Growth, High-Single

Digit Earnings Growth & Steadily Rising Dividend

Full Year Fiscal 2026 Highlights

(All comparisons are against prior year, unless otherwise stated)

•	Revenue of $4,697 million, up 3.6% as reported and up 3.0% in constant currency(1)

•	Managed services revenue of $3,023 million, equivalent to approximately 64% of total revenue

•

GAAP diluted EPS of $4.68 down 7.3% including a restructuring charge of 130 cents per share; without Q4 restructuring charges GAAP diluted EPS would have been at the higher end of the guidance range of (5.0)%-(3.0)%

•	Non-GAAP diluted EPS of $7.41, up 6.0% and at the midpoint of the 5.5%-6.5% guidance range

•

Free cash flow(3) of $562 million, comprised of cash flow from operations of $673 million, less $111 million in net capital expenditures and other; excluding $167 million of restructuring payments which were not included in the full year free cash flow(3) guidance of $710-$730 million, free cash flow(3) would have been $729 million

1.	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
2.

For comparison purposes, pro forma adjusts fiscal year 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027

3.	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•	Repurchased $511 million of ordinary shares during the fiscal year

•

Twelve-month backlog of $3.50 billion; adjusting comparable periods for the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business, twelve-month backlog was down 9.6%(2) as compared to last year’s fourth fiscal quarter, and down approximately $370 million(2) sequentially

Fourth Quarter Fiscal 2026 Highlights

(All comparisons are against same quarter of the prior year, unless otherwise stated)

•	Revenue of $1,194 million, up 3.8% as reported and up 4.0% in constant currency(1); revenue was in line with the midpoint of the $1,175-$1,215 million guidance range in constant currency(1)

•	Managed services revenue of $728 million, equivalent to approximately 61% of total revenue and down 3%

•	GAAP diluted EPS of $1.35, including a restructuring charge of 22 cents per share, without which GAAP diluted EPS would have been $1.57, above the guidance range of $1.48-$1.56

•	Non-GAAP diluted EPS of $1.98, slightly above the midpoint of the guidance range of $1.94-$2.00

•

GAAP operating income of $189 million, including a restructuring charge of $25.3 million; GAAP operating margin of 15.8%, up 430 basis points compared to last year’s fourth quarter and up 690 basis points sequentially

•	Non-GAAP operating income of $257 million; non-GAAP operating margin of 21.6%, unchanged as compared to last year’s fourth fiscal quarter and unchanged sequentially

•

The Board of Directors (the “Board”) approved an 3% increase in the Company’s quarterly cash dividend payment from $0.569 per share to $0.586 per share, anticipated to be first paid in April 2027, subject to shareholder approval at the January 2027 annual meeting

•

Amdocs and T-Mobile have both issued notices to one another, asserting that the other party has materially breached one or more of the agreements pursuant to which Amdocs provides software and services to T-Mobile. Both Amdocs’ notices and T-Mobile’s notices threaten to terminate the agreement(s) and/or pursue monetary and other relief, including in arbitration. Amdocs is prepared to pursue its claims and defend itself against T-Mobile’s assertions, including in arbitration. As with any litigation, there can be no assurance as to the outcome of these matters. These circumstances have been taken into consideration in forming our conservative guidance assumptions for fiscal 2027, which reflect our best estimates as of this date, including in case of termination of our agreements with T-Mobile by either party

JERSEY CITY, NJ - November 3, 2026 - Amdocs Limited (NASDAQ:DOX today reported operating results for the three months ended September 30, 2026.

“We delivered solid fourth quarter and full year fiscal 2026 results, consistent with our guidance, and I want to thank our employees around the world for their focus and commitment. I took over as CEO two quarters ago, and since then we have moved fast to develop a new growth strategy and are busy executing it. The core pillar of that strategy is aOS, our Agentic Operating System for telco, which is quickly gaining market traction. Today we announced a significant, eight-year strategic agreement with AT&T, our largest customer. It expands our longstanding partnership by pairing aOS with AT&T’s AI-enabled delivery framework to modernize its business and customer operations. On top of AT&T, we are also excited to announce another three major strategic aOS deals with VodafoneThree in UK, VEON in Eurasia and Globe in Philippines. Together, these deals are great examples of how aOS is enabling Amdocs to expand its activities and becoming the trusted partner of choice for our customers’ agentic journeys,” said Shimie Hortig, president and chief executive officer of Amdocs Management Limited.

Hortig continued, “We are also excited to announce our entry into a new vertical with the acquisition of EIS, a leading provider of an agentic multi-line insurance platform. This is our first step into the insurance industry. It significantly expands our addressable market and establishes insurance as a strategic medium- to long-term growth engine for Amdocs. The rationale is compelling. Insurance shares many of the characteristics that have defined our success in telecommunications: highly regulated environments, complex and mission-critical platforms, and data-intensive workflows. EIS brings an AI-native core platform, an established global customer base, and deep knowledge of both Life & Annuities and Property & Casualty. By combining EIS’ assets and deep vertical expertise, with Amdocs aOS, our scale and our accountability-driven business model, we aim to provide a differentiated offering and become their partner of choice to lead their agentic journey.”

Hortig concluded, “We believe our growing strategic momentum, expansion into the insurance market and internal transformation will position us for long-term growth and improved profitability. As part of the focus of our new strategy, we also decided to exit certain businesses and activities that aren’t strategically relevant to our agentic future, including the recently announced sale of our media business and the exit of non-strategic business activities relating to the resale of hardware activities. Looking into fiscal 2027, our guidance reflects major headwinds from T-Mobile due to a recent dispute, the completion of the integration project of the USCellular customers and reduction in T-Mobile’s discretionary spending. That said, the rest of our business remains robust and continues showing growth in fiscal 2027. Moreover, with positive market traction for aOS and an expanding pipeline of significant customer opportunities, our fiscal 2028 expectations position us for mid-single digit revenue growth, high-single digit earnings growth and a steadily rising dividend.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended		Twelve months ended
	September 30, 2026		September 30, 2026
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,194	$1,175-$1,215	$4,697	—
Revenue Growth, as reported	3.8%	—	3.6%	3.2%-4.0%
Revenue Growth, constant currency (1)	4.0%	—	3.0%	2.6%-3.4%

•

Revenue for the fourth fiscal quarter of 2026 was in line with the midpoint of Amdocs’ guidance range in constant currency(1), and includes a $1 million negative impact from foreign currency movements compared to our guidance assumptions

•

Revenue for the fourth fiscal quarter includes a negative impact from foreign currency movements of $2 million relative to the fourth quarter of fiscal 2025 and a negative impact from foreign currency movements of $3 million relative to the third quarter of fiscal 2026

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended		Twelve months ended
	September 30,		September 30,
	2026	2025	2026	2025
GAAP Measures
Net Income	$140,823	$97,114	$501,242	$567,769
Net Income attributable to Amdocs Limited	$139,871	$96,327	$497,421	$564,704
Diluted earnings per share	$1.35	$0.88	$4.68	$5.05
Non-GAAP Measures
Non-GAAP Net Income	$206,097	$202,203	$791,669	$784,267
Non-GAAP Net Income attributable to Amdocs Limited	$205,145	$201,416	$787,848	$781,202
Non-GAAP Diluted earnings per share	$1.98	$1.83	$7.41	$6.99

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below

Capital Allocation & Liquidity

•

Quarterly Cash Dividend Program: On November 3, 2026, the Board approved the Company’s next quarterly cash dividend payment at the rate of $0.569 per share, and set December 31, 2026 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 29, 2027

•

The Board also approved a 3% increase in the Company’s quarterly cash dividend payment to $0.586 per share, which is anticipated to be first paid in April 2027, provided that the increase is approved by shareholders at the January 2027 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $83 million of ordinary shares during the fourth quarter of fiscal 2026

•

M&A Activity: On November 3, 2026, Amdocs announced it has acquired EIS, a global insurance technology provider offering a modern, cloud-native and agentic multi-line platform spanning policy administration, billing, claims and customer engagement, for consideration of approximately $340 million in cash. Additional consideration may be paid later based on the achievement of certain performance metrics

•	Financing Arrangements: In October 2026, Amdocs secured two term loans, for an aggregate amount of $500 million

Twelve-month Backlog

•

Twelve-month backlog was $3.50 billion at the end of the fourth quarter of fiscal 2026. On a pro forma(2) basis, adjusting comparable periods for the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business, twelve-month backlog was down approximately 9.6% as compared to last year’s fourth fiscal quarter.

•	Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2027 Outlook

In millions
except per share data
Q1 2027
Revenue	$955-$995
GAAP Diluted earnings per share	$0.81-$0.89
Non-GAAP Diluted earnings per share	$1.27-$1.33

•	First quarter revenue guidance assumes a positive $1 million sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2026

•	GAAP diluted EPS guidance does not include: the impact of future restructuring charges; the impact of the acquisition of EIS; and the impact of the divestiture of Vubiquity

•

First quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.24-$0.26 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.17 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects.

Full Year Fiscal 2027 Outlook

Year-over-Year growth
FY 2027
Revenue Growth, as reported	(17.9%)-(14.3%)
Revenue growth, pro forma(2) constant currency(1)	(11%)-(7%)
GAAP Diluted earnings per share	(25%)-(17%)
Non-GAAP Diluted earnings per share	(30%)-(26%)

In millions
FY 2027
Free Cash Flow (3)	$440-$500

•

Full year fiscal 2027 revenue guidance takes into consideration best estimates to reflect the legal dispute with T-Mobile as of this date, including in case of termination of agreements with T-Mobile by either party

•

Full year fiscal 2027 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of approximately 0.1% year-over-year, and includes some inorganic contribution, including the acquisition of EIS

•

Revenue growth on a pro forma(2) constant currency(1) basis adjusts fiscal 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these actions were substantially already taken in the first quarter of fiscal 2027

•	GAAP diluted EPS guidance does not include: the impact of future restructuring charges; the impact of the acquisition of EIS; and the impact of the divestiture of Vubiquity

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.84-$0.92 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.61 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	Non-GAAP operating margin is anticipated to be within a range of 19.2% to 19.8% for the full year fiscal 2027

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 16% to 19% for the full year fiscal 2027

•

Full year fiscal 2027 free cash flow(3) of $440-$500 million, excluding payments related to restructuring charges; free cash flow(3) is comprised of cash flow from operations, less net capital expenditures

The forward-looking statements regarding our first fiscal quarter 2027 and full year fiscal 2027 guidance take into consideration the Company’s current expectations regarding macroeconomic, geopolitical and industry specific risks and various uncertainties and certain assumptions, some of which we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors) global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, including customer spending behavior which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities. In particular, our guidance makes assumptions about our relationship with T-Mobile, and actual developments could vary materially, including due to the results of any potential proceeding or settlement thereof. See “Forward-Looking Statements” below.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 3, 2026 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2026 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(3), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other acquisition-related costs;

•	Changes in certain acquisition-related liabilities measured at fair value;

•	Restructuring and unusual charges or benefits;

•	Equity-based compensation expense;

•	Other; and

•	Tax effects related to the above.

Free cash flow(3) equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Follow us on X, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs develops, transforms and operates the mission-critical systems that businesses depend on every day. With more than 40 years of experience serving the world’s leading communications companies, we combine proprietary technology, deep industry expertise and end-to-end accountability, from transformation through ongoing operations and evolution. Powered by aOS, our agentic operating system, we bring industry-specific AI into core business processes, advancing customers toward intelligent, increasingly autonomous operations across business, IT and network domains. We enable customers to modernize complex systems in highly regulated environments while maintaining the reliability, security and scale their businesses demand, driving measurable improvements in customer experience, operational efficiency and revenue growth.

Amdocs runs billions of transactions daily, and our technology is relied on every day. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.7 billion in fiscal 2026. For more information, visit www.amdocs.com.

Forward-Looking Statements

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook, and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties, and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyber attacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, continued developments with T-Mobile including potential arbitration and loss of revenue from their contracts, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025, and our Form 6-K furnished for the first quarter of fiscal 2026 on February 17, 2026, for the second quarter of fiscal 2026 on May 26, 2026 and for the third quarter of fiscal 2026 on August 18, 2026.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2026	2025	2026	2025
Revenue	$1,193,769	$1,150,218	$4,696,582	$4,532,913
Operating expenses:
Cost of revenue	754,156	719,878	2,906,352	2,811,333
Research and development	80,114	87,865	335,460	340,845
Selling, general and administrative	123,872	121,807	540,522	506,108
Amortization of purchased intangible assets and other	21,412	14,287	77,828	62,424
Restructuring charges	25,346	73,756	153,476	80,539

	1,004,900	1,017,593	4,013,638	3,801,249

Operating income	188,869	132,625	682,944	731,664
Interest and other expense, net	(15,867)	(11,843)	(47,177)	(38,422)

Income before income taxes	173,002	120,782	635,767	693,242
Income taxes	32,179	23,668	134,525	125,473

Net income	$140,823	$97,114	$501,242	$567,769

Net income attributable to noncontrolling interests	952	787	3,821	3,065

Net income attributable to Amdocs Limited	$139,871	$96,327	$497,421	$564,704

Basic earnings per share attributable to Amdocs Limited	$1.35	$0.88	$4.69	$5.08

Diluted earnings per share attributable to Amdocs Limited	$1.35	$0.88	$4.68	$5.05

Basic weighted average number of shares outstanding	103,282	109,279	105,947	111,147

Diluted weighted average number of shares outstanding	103,494	109,853	106,288	111,746

Cash dividends declared per share	$0.569	$0.527	$2.234	$2.060

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2026	2025	2026	2025
Revenue	$1,193,769	$1,150,218	$4,696,582	$4,532,913
Non-GAAP operating income	257,268	248,118	1,012,452	968,330
Non-GAAP net income	206,097	202,203	791,669	784,267
Non-GAAP net income attributable to Amdocs Limited	205,145	201,416	787,848	781,202
Non-GAAP diluted earnings per share	$1.98	$1.83	$7.41	$6.99
Diluted weighted average number of shares outstanding	103,494	109,853	106,288	111,746

Free Cash Flows

(In thousands)

	Three months ended September 30,		Fiscal year ended September 30,
	2026	2025	2026	2025
Net Cash Provided by Operating Activities	$153,740	$229,840	$672,723	$749,096
Purchases of property and equipment, net (a)	(31,759)	(31,212)	(110,528)	(103,952)

Free Cash Flow	$121,981	$198,628	$562,195	$645,144

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended September 30, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$754,156	$—	$(10,420)	$(135)	$—	$—	$—	$743,601
Research and development	80,114		(1,919)					78,195
Selling, general and administrative	123,872		(9,032)	(135)				114,705
Amortization of purchased intangible assets and other	21,412	(21,412)						—
Restructuring charges	25,346				(25,346)			—

Total operating expenses	1,004,900	(21,412)	(21,371)	(270)	(25,346)	—	—	936,501

Operating income	188,869	21,412	21,371	270	25,346			257,268
Interest and other expense, net	(15,867)					2,106		(13,761)
Income taxes	32,179						5,231	37,410

Net income	140,823	21,412	21,371	270	25,346	2,106	(5,231)	206,097

Net income attributable to noncontrolling interests	952							952

Net income attributable to Amdocs Limited	$139,871	$21,412	$21,371	$270	$25,346	$2,106	$(5,231)	$205,145

	Three Months Ended September 30, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$719,878	$—	$(13,062)	$(360)	$—	$—	$—	$706,456
Research and development	87,865		(2,600)					85,265
Selling, general and administrative	121,807		(11,068)	(360)				110,379
Amortization of purchased intangible assets and other	14,287	(14,287)						—
Restructuring charges	73,756				(73,756)			—

Total operating expenses	1,017,593	(14,287)	(26,730)	(720)	(73,756)	—	—	902,100

Operating income	132,625	14,287	26,730	720	73,756			248,118
Interest and other expense, net	(11,843)					1,545		(10,298)
Income taxes	23,668						11,949	35,617

Net income	97,114	14,287	26,730	720	73,756	1,545	(11,949)	202,203

Net income attributable to noncontrolling interests	787							787

Net income attributable to Amdocs Limited	$96,327	$14,287	$26,730	$720	$73,756	$1,545	$(11,949)	$201,416

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,906,352	$—	$(43,191)	$(763)	$—	$—	$—	$2,862,398
Research and development	335,460		(7,642)					327,818
Selling, general and administrative	540,522		(54,230)	7,622				493,914
Amortization of purchased intangible assets and other	77,828	(77,828)						—
Restructuring charges	153,476				(153,476)			—

Total operating expenses	4,013,638	(77,828)	(105,063)	6,859	(153,476)			3,684,130

Operating income	682,944	77,828	105,063	(6,859)	153,476			1,012,452
Interest and other expense, net	(47,177)					(4,069)		(51,246)
Income taxes	134,525						35,012	169,537

Net income	501,242	77,828	105,063	(6,859)	153,476	(4,069)	(35,012)	791,669

Net income attributable to noncontrolling interests	3,821							3,821

Net income attributable to Amdocs Limited	$497,421	$77,828	$105,063	$(6,859)	$153,476	$(4,069)	$(35,012)	$787,848

	Fiscal year ended September 30, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,811,333	$—	$(51,320)	$(1,081)	$—	$—	$—	$2,758,932
Research and development	340,845		(9,603)					331,242
Selling, general and administrative	506,108		(43,941)	12,242				474,409
Amortization of purchased intangible assets and other	62,424	(62,424)						—
Restructuring charges	80,539				(80,539)			—

Total operating expenses	3,801,249	(62,424)	(104,864)	11,161	(80,539)			3,564,583

Operating income	731,664	62,424	104,864	(11,161)	80,539			968,330
Interest and other expense, net	(38,422)					7,524		(30,898)
Income taxes	125,473						27,692	153,165

Net income	567,769	62,424	104,864	(11,161)	80,539	7,524	(27,692)	784,267

Net income attributable to noncontrolling interests	3,065							3,065

Net income attributable to Amdocs Limited	$564,704	$62,424	$104,864	$(11,161)	$80,539	$7,524	$(27,692)	$781,202

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2026	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$197,049	$324,999
Accounts receivable, net, including unbilled	1,091,475	935,751
Prepaid expenses and other current assets	328,226	331,387

Total current assets	1,616,750	1,592,137
Property and equipment, net	734,051	768,557
Lease assets	151,469	182,088
Goodwill and other intangible assets, net	3,241,526	3,046,962
Other noncurrent assets	654,841	660,086

Total assets	$6,398,637	$6,249,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,253,278	$1,201,206
Short-term financing arrangements	299,461	—
Lease liabilities	32,167	38,725
Deferred revenue	135,005	118,861

Total current liabilities	1,719,911	1,358,792
Lease liabilities	114,255	140,776
Long-term debt, net of unamortized debt issuance costs	647,527	646,901
Other noncurrent liabilities	582,988	632,681
Total Amdocs Limited Shareholders’ equity	3,292,021	3,429,453
Noncontrolling interests	41,935	41,227

Total equity	3,333,956	3,470,680

Total liabilities and equity	$6,398,637	$6,249,830

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	2026	2025
Cash Flow from Operating Activities:
Net income	$501,242	$567,769
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	210,357	195,435
Amortization of debt issuance cost	626	608
Equity-based compensation expense	105,063	104,864
Deferred income taxes	35,497	20,291
Loss from short-term interest-bearing investments	—	3,487
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(193,360)	79,606
Prepaid expenses and other current assets	(9,656)	(55,061)
Other noncurrent assets	33,247	(15,445)
Lease assets and liabilities, net	(2,459)	3,221
Accounts payable, accrued expenses and accrued personnel	61,013	(77,041)
Deferred revenue	1,000	8,172
Income taxes payable, net	(2,335)	(15,109)
Other noncurrent liabilities	(67,512)	(71,701)

Net cash provided by operating activities	672,723	749,096

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(110,528)	(103,952)
Proceeds from sale of short-term interest-bearing investments	—	169,993
Net cash paid for business and intangible assets acquisitions	(218,644)	(86,317)
Net cash from equity investments and other	14,101	18,215

Net cash used in investing activities	(315,071)	(2,061)

Cash Flow from Financing Activities:
Repurchase of shares	(510,508)	(551,340)
Proceeds from employee stock option exercises	6,980	21,294
Payments of dividends	(233,691)	(224,394)
Distribution to noncontrolling interests	(3,113)	(4,039)
Borrowings under financing arrangements	300,000	—
Payment of contingent consideration and deferred payment of business acquisitions	(45,270)	(9,642)

Net cash used in financing activities	(485,602)	(768,121)

Net decrease in cash and cash equivalents	(127,950)	(21,086)
Cash and cash equivalents at beginning of year	324,999	346,085

Cash and cash equivalents at end of year	$197,049	$324,999

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
North America	$733.9	$748.1	$754.3	$764.7	$762.4
Europe	$192.6	193.5	191.8	181.7	179.8
Rest of the World	267.3	233.3	225.8	209.5	208.0

Total Revenue	$1,193.8	$1,174.9	$1,172.0	$1,155.9	$1,150.2

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
Managed Services Revenue	$728	$791	$759	$746	$748

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
12-Month Backlog	$3,500	$4,260	$4,280	$4,250	$4,190

# # #

SOURCE: Amdocs Management Limited